No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Quebec but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or its territories or possessions or to U.S. persons. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Viceroy Exploration Ltd. at Suite 520 – 700 West Pender Street, Vancouver, British Columbia, V6C 1G8 (Telephone (604) 669-4777). This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Preliminary Short Form Prospectus

New Issue		June 21, 2005

VICEROY EXPLORATION LTD.

$16,250,000

5,000,000 Common Shares

This short form prospectus (“Prospectus”) qualifies for distribution (the “Offering”) 5,000,000 common shares (the “Common Shares”) of Viceroy Exploration Ltd. (“Viceroy” or the “Company”) at a price of $3.25 per Common Share pursuant to an underwriting agreement (the “Underwriting Agreement”) to be entered into among Viceroy, Canaccord Capital Corporation (“Canaccord”), Orion Securities Inc. (“Orion”), National Bank Financial Inc. (“National Bank”) and Paradigm Capital Inc. (“Paradigm”) (collectively, Canaccord, Orion, National Bank and Paradigm are referred to as the “Underwriters”).

The offering price of $3.25 per Common Share was determined by negotiation between Viceroy and the Underwriters. The common shares are traded on the Toronto Stock Exchange (the “TSX”) under the symbol “VYE” and are quoted on the Over-the-Counter Bulletin Board (“OTCBB”) of the National

2

Association of Securities Dealers under the symbol ("VCRYF"). The price of the common shares as reported by the TSX and as quoted on the OTCBB at the close of business on June 20, 2005 were $3.40 and US$2.74, respectively, per common share.

_____________________________

Price: $3.25 per Common Share
______________________________

			Net Proceeds to
	Price to the Public	Underwriters’ Fee (1)	the Company (2)
Per Common Share	$3.25	$0.195	$3.055
Total (3)	$16,250,000	$975,000	$15,275,000

Note:

1)	A fee equal to 6% of the gross proceeds from the sale of the Common Shares will be paid to the Underwriters upon completion of the Offering. See “Plan of Distribution”.

2)	Before deducting expenses of this Offering, estimated to be approximately $350,000, which will be paid from the net proceeds of the Offering.

3)
Viceroy has granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 750,000 Common Shares or 15% of the Offering (the “Over-Allotment Shares”), at a price of $3.25 per Over-Allotment Share, such Over-Allotment Option being exercisable in whole or in part at any time up to 48 hours prior to the Closing Date (as defined herein). If the Over-Allotment Option is fully exercised, the cumulative gross proceeds, Underwriters’ fee and net proceeds to the Company will be $18,687,500, $1,121,250 and $17,566,250, respectively. This Prospectus qualifies the granting of the Over-Allotment Option and the issuance and transfer of up to 750,000 shares issued on the exercise thereof.

Investing in the Common Shares involves risks. See “Risk Factors”.

The Company has applied to list the Common Shares distributed under this Prospectus on the TSX. Listing will be subject to fulfilling all of the listing requirements of the TSX.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by Viceroy and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement as referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of Viceroy by DuMoulin Black LLP, Vancouver and on behalf of the Underwriters by Miller Thomson LLP, Vancouver and certain Canadian tax matters will be passed upon by Thorsteinssons LLP.

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Common Shares will be available for delivery at the closing of this Offering, which is expected to occur on or about July 5, 2005 (the “Closing Date”) but in any event no later than 42 days following the date of a final receipt for this Prospectus. In accordance with applicable laws and policies, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

References to “$” in this Prospectus are to Canadian dollars, unless otherwise indicated. References in this Prospectus to “US$” are to US dollars. As of June 20, 2005, the Bank of Canada noon rate of exchange between Canadian dollars and United States dollars was $1 = US$0.81.

i

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Viceroy, filed with the securities commissions in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Quebec and the Northwest Territories, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.
Initial Annual Information Form dated April 29, 2005 filed pursuant to National Instrument 44-101, including the management’s discussion and analysis of financial condition and results of operations for the financial years ended December 31, 2004, 2003 and June 30, 2003 incorporated therein (the “AIF”);

2.
Comparative consolidated audited balance sheets of Viceroy as at December 31, 2004, 2003 and June 30, 2003 and the consolidated statements of operations and deficit and cash flows for the twelve-month period ended December 31, 2004, the six-month period ended December 31, 2003 and the three-month period ended June 30, 2003together with the notes thereto and the auditors’ report thereon;

3.
Comparative unaudited consolidated interim financial statements of Viceroy for the three month period ended March 31, 2005 and 2004 together with the notes thereto, including the management’s discussion and analysis of financial condition and results of operations for such periods;

4.
Management Information Circular dated March 21, 2005 prepared in connection with Viceroy’s annual meeting of shareholders held April 22, 2005 (excluding the composition of the compensation committee, the statement of corporate governance practices attached as Schedule A to the Management Information Circular and, under the heading “Executive Compensation”, the report on executive compensation and the performance graph);

5.	Material Change Report dated June 21, 2005, respecting drill results from ten additional drill holes from the Gualcamayo Property (as defined below);

6.	Material Change Report dated June 17, 2005, respecting this Offering;

7.	Material Change Report dated May 12, 2005, respecting Viceroy’s interim financial statements for the three months ended March 31, 2005;

8.	Material Change Report dated April 29, 2005, respecting the commencement of trading of the Company’s common shares on the TSX;

9.
Material Change Report dated April 26, 2005, respecting the acceleration of the phase two drill program (the "Phase Two Program") at the Company's 100% owned Gualcamayo Property and reporting drill results from two holes;

10.	Material Change Report dated April 22, 2005, respecting the receipt of a conditional approval from the TSX for the listing of the Company's common shares on the TSX;

11.	Material Change Report dated April 5, 2005, respecting drill results from ten additional drill holes from the Gualcamayo Property;

12.	Material Change Report dated March 31, 2005, respecting its financial results from the twelve months and three months ended December 31, 2004;

13.	Material Change Report dated March 7, 2005 respecting drill results from six drill holes from the Gualcamayo Property;

14.	Material Change Report dated January 31, 2005 respecting metallurgical test work results from the Quebrada del Diablo ("QDD") deposit in the San Juan Province of Argentina;

15.	Material Change Report dated January 12, 2005 respecting the completion of a preliminary economic assessment (the "Preliminary Economic Assessment") on the QDD deposit on the Gualcamayo Property; and

16.	Material Change Report dated January 5, 2005 respecting drill results from four holes at the Gualcamayo Property.

Comparative interim financial statements, comparative financial statements for a subsequent financial year together with the auditors’ report, information circulars (excluding the composition of the compensation committee, the statement of corporate governance practices and, under the heading “Executive Compensation”, the report on executive compensation and the performance graph) and material change reports (excluding confidential material change reports) filed by Viceroy with the securities commissions or similar authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Quebec and the

Northwest Territories subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus.

The above documents (or statements contained therein) incorporated by reference in this Prospectus are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference in this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Quebec and the Northwest Territories. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Viceroy at Suite 520, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8 (Telephone (604) 669-4777). For the purpose of the Province of Quebec, this simplified Prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Viceroy at the above mentioned address and telephone number.

ELIGIBILITY FOR INVESTMENT

In the opinion of DuMoulin Black LLP, counsel to the Company, and Miller Thomson LLP, counsel to the Underwriters, based on legislation in effect as of the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the following statutes (and where applicable, the regulations thereunder) and in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies or goals, and, in certain cases, the filing of such policies or goals, an investment in the Common Shares offered hereby would not be precluded under the following statutes:

Insurance Companies Act (Canada)	The Insurance Act (Manitoba)
Pension Benefits Standards Act, 1985 (Canada)	The Trustee Act (Manitoba)
Trust and Loan Companies Act (Canada)	An Act respecting insurance (Québec) for an insurer,
Financial Institutions Act (British Columbia)	as defined therein, incorporated under the laws of the
Pension Benefits Standards Act (British Columbia)	Province of Québec, other than a guaranteed fund
Insurance Act (Alberta)	An Act respecting trust companies and saving
Employment Pension Plans Act (Alberta)	companies (Québec) for a trust company, as
Alberta Heritage Savings Trust Fund Act (Alberta)	defined therein, which invests its own funds and
Loan and Trust Corporations Act (Alberta)	any funds received as deposits and a savings
Loan and Trust Corporations Act (Ontario)	company, as defined therein, investing its funds
Trustee Act (Ontario)	Supplemental Pension Plans Act (Québec)
Pension Benefits Act (Ontario)	The Pension Benefits Act, 1992 (Saskatchewan)
The Pension Benefits Act (Manitoba)	Trustees Act (New Brunswick)
Pension Benefits Act (New Brunswick)

In addition, in the opinion of Thorsteinssons LLP, the Common Shares, if issued on the date hereof, would be “qualified investments” under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans. On March 24, 2005, Bill c-43, An Act to implement certain provisions of the budget tabled in Parliament on February 23, 2005 was introduced before Parliament. Bill c-43, if enacted in its current form, will repeal the penalty tax imposed under Part XI of the Tax Act effective for months that end after 2004, thus eliminating the foreign property rules. Bill c-43 has passed through the House of Commons and is currently before the Senate. There is no assurance that Bill c-43 will receive Royal Assent in its current form; however, regardless of the status of Bill c-43, the Common Shares would not, if issued on the date hereof, be considered “foreign property” within the meaning of subsection 206(1) of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans. The foregoing opinions are based upon a certificate of the Company as to certain factual matters.

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements include, but are not limited to, statements with respect to preliminary assessment and economic evaluation studies performed on the Argentine Properties (as defined below), the future price of gold and silver, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Viceroy to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; risks related to current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, and silver; possible variations in ore resources, grades or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors discussed in the section entitled “Risk Factors” in this Prospectus. Although Viceroy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

NAME AND INCORPORATION

Viceroy was incorporated under the Company Act (British Columbia) on March 31, 2003. The Company is now governed by the Business Corporations Act (British Columbia) which replaced the Company Act (British Columbia) as of March 29, 2004.

The address of the registered and records office, as well as the Company’s corporate head office and principal place of business is Suite 520 - 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8. The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Quebec and the Northwest Territories.

INTERCORPORATE RELATIONSHIPS

The corporate structure of Viceroy, its material subsidiaries, the percentage ownership in such subsidiaries as at the date of this Prospectus and the jurisdiction of incorporation of such corporations are set out in the following chart.

SUMMARY DESCRIPTION OF BUSINESS

Viceroy is a development stage mineral exploration company engaged in the identification, evaluation, acquisition and exploration of mineral properties with the potential to host gold and silver . The Company’s principal mineral property interest is in Argentina. The Company’s common shares were listed on the TSX on May 2, 2005 and trade under the symbol “VYE”. The Company's common shares are also quoted on the OTCBB under the symbol "VCRYF".

The Company’s focus has been the exploration and advancement of its Argentinean mineral properties, with particular emphasis on its most advanced property, the 100% held Gualcamayo gold property in San Juan Province, Argentina (the "Gualcamayo Property"). In addition, the Company has four other properties which consist of, the Salamanca property (the "Salamanca Property") located north of the Gualcamayo Property on the border between San Juan and La Rioja Provinces of Argentina, the Las Flechas property, the Evelina property and the La Brea/Las Carachas property all of which are located in the high Andes in northwest San Juan Province. These properties together with the Gualcamayo Property are collectively called the “Argentine Properties”.

GUALCAMAYO PROPERTY

The Gualcamayo Property, which is the Company’s principal project, is located in northern San Juan Province, Argentina, approximately 180 km north of the provincial capital of San Juan.

The Gualcamayo Property is owned 100% by Minas Argentinas S.A ("MASA"), subject to the royalties described herein. The Gualcamayo Property is not the subject of any existing or proposed options, joint ventures or other agreements. Royalties on the property are as follows: (a) a 3% royalty on production to the Province of San Juan; (b) a 1% Net Smelter Return royalty (“NSR”) on production from the Gualcamayo Property is payable to Inversiones Mineras Argentinas Inc. (“IMA”); (c) a 1% NSR, capped at $US200,000 on production from the Patrimonio, Patrimonio I, Patrimonio III, Patrimonio IV and Leticia Minas1 is payable to the previous owners; and (d) a 1.5% NSR, capped at $US500,000, is payable to the previous owners on production from the Rio Piojos Cateo2.

Three main mineral occurrences have been outlined on the Gualcamayo Property. These consist of the sediment-hosted disseminated gold QDD deposit and the skarn-hosted gold Magdalena and Amelia Inés deposits.

Two exploration stage environmental impact reports and an updated environmental report have been submitted and approved for the Gualcamayo Property. In November 2004, the Company released a resource estimate on the Gualcamayo Property and filed a report (the "Resource Report") dated December 8, 2004 prepared by Ronald G. Simpson, P.Geo. (“Simpson”), a principal of GeoSim Services Ltd., an independent qualified person as defined by National Instrument 43-101- "Standards of Disclosure for Mineral Projects" ("NI 43-101"). This Resource Report estimated the total measured, indicated and inferred resources to a cut-off grade of 0.5 grams per tonne ("g/t") of gold ("Au") shown in tabular form below:

QDD DEPOSIT
Resource Category	Tonnes (000’s)	Grade Au (g/t)	Contained ounces Au (000’s)
Measured	4,495	1.10	159
Indicated	32,586	1.03	1,077
Measured + Indicated	37,081	1.04	1,236
Inferred	11,323	1.20	435

_______________________________

1 A mina, or mineral lease, is a real property interest that is a right to explore on a permanent basis for as long as the right is diligently utilized and semi-annual payments per claim are made. A mina may consist of one or several claims or “pertinencias”. In the case of vein deposits, each claim is a maximum of 200 by 300 metres or six hectares; for disseminated deposits, each claim is up to one square kilometre or 100 hectares.

2 A cateo is an exploration concession granted for a period of up to 1,100 days which allows the holder the exclusive right to explore the area, subject to certain pre-existing rights of owners of minas within the area and adjacent owners of cateos. Through exploration, the owner of the cateo may make and file manifestaciones of discovery and petition the mining office for the granting of minas. A cateo may be up to 10,000 hectares in size.

AMELIA INES DEPOSIT
Resource Category	Tonnes (000’s)	Grade Au (g/t)	Contained ounces Au (000’s)
Measured	203	3.12	20
Indicated	1,910	2.79	171
Measured + Indicated	2,114	2.82	192
Inferred	383	1.95	24

MAGDALENA DEPOSIT
Resource Category	Tonnes (000’s)	Grade Au (g/t)	Contained ounces Au (000’s)
Inferred	2,526	1.87	151

In January 2005, AMEC Americas Limited (“AMEC”) completed a Preliminary Economic Assessment on the QDD zone in accordance with NI 43-101. Highlights of the Preliminary Economic Assessment include:

(a)	average annual gold production over a projected 10 year mine life of 96,100 ounces based on 80% recovery from a heap-leach operation;

(b)	average cash costs of US$133 per ounce;

(c)	pre-production capital of US$55.7 million;

(d)	sustaining capital over the 10 year life of mine of US$14.4 million; and

(e)	projected after-tax internal rate of return of 32.3% based on US$400 per ounce of gold.

The above numbers are based on scoping level estimates, with an accuracy of ±35%. As recommended by AMEC, the Company is proceeding towards feasibility, which will incorporate any additional resources at QDD, Amelia Inés and Magdalena not already incorporated in the Resource Report.

The Preliminary Economic Assessment is based partially on inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, therefore there is no certainty that the results predicted by the Preliminary Economic Assessment will be realized.

The following outlines the Company’s proposed activities for the next 18 months:

(a)	complete the current Phase Two Program to increase the confidence in the resource calculations in terms of NI 43-101 and to expand on the existing resource base;

(b)	complete additional engineering studies of the Gualcamayo Property;

(c)	pending results from the current engineering studies, proceed to feasibility;

(d)	commence all work leading to an environmental impact statement; and

(e)	continue the regional exploration program on the Gualcamayo Property and adjacent Salamanca Property.

RECENT EXPLORATION

The Company announced its Phase Two Program in December, 2004. This program was designed with the following objectives in mind:

•	Complete infill drilling within the main QDD resource in order to convert inferred resources to measured and indicated;

•	Test new targets to the immediate west side of QDD and at depth; and

•	Complete infill drilling at the Amelia Ines and Magdalena resource areas to convert inferred resources to measured and indicated.

During the period from January 1, 2005 to the date of this Prospectus, the Company announced results from 32 holes totalling 5,269 metres of drilling. The Company recently announced that it was accelerating this Phase Two Program with the addition of two more drill machines. Results indicate that there is the potential of a higher grade feeder zone within the main QDD fault. The most recent results also indicate that the mineralized zone continues to the west of the main QDD deposit and remains open in this direction.

The Company plans to continue drilling further west and to test several known targets on the Gualcamayo Property. As part of the Phase Two Program, in-fill drilling will also be completed at the Amelia Ines and Magdalena zones to convert inferred resources to measured and indicated.

CHANGES IN SHARE CAPITAL

The following table sets forth the Company’s consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share capital of the Company since December 31, 2004, the date of the audited consolidated financial statements of the Company’s most recently completed reporting financial year. The table should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto and management’s discussion and analysis, and the unaudited interim consolidated financial statements of the Company for the three month period ended March 31, 2005, incorporated by reference into this Prospectus.

		As at March 31, 2005	As at March 31, 2005
		Before Giving Effect	After Giving Effect
	As at December 31, 2004(1)	to the Offering(2)	to the Offering(2)(3)(4)(5)

Common Shares	$25,812,231	$26,186,993	$41,111,993
	(35,370,308 shares)	(35,620,308 shares)	(40,620,308 shares)

Contributed Surplus	$Nil	$Nil	$Nil

Deficit	($3,825,130)	($5,128,838)	($5,128,838)

Total Capitalization	$21,987,101	$21,058,155	$35,983,155

(1)	Excludes 2,593,000 stock options and 3,156,875 share purchase warrants outstanding as at December 31, 2004.
(2)
Excludes 3,200,000 stock options and 3,156,875 share purchase warrants outstanding as at March 31, 2005. Options for the purchase of 857,000 shares were granted and 250,000 options were exercised during the period from January 1, 2005 to March 31, 2005.

(3)	After deducting the Underwriters' Fee and expenses of the Offering estimated in the aggregate to be approximately $350,000.
(4)	Excludes 40,456 warrants and 185,000 options exercised between April 1, 2005 and June 21, 2005.
(5)	Assumes Over Allotment Option is not exercised.

USE OF PROCEEDS

Viceroy intends to allocate approximately $12 million of the net proceeds of the Offering to further exploration and development on the Gualcamayo Property. The balance of the proceeds will be used to advance regional exploration in the Gualcamayo area, including Salamanca, in such amounts as may be determined by management of the Company and for general corporate purposes. The net proceeds from any exercise of the Over-Allotment Option (up to $2,291,250) will be added to the Company’s general working capital.

The amount and timing of the use of proceeds will depend on various factors, including the price of gold and exploration results. Future results from ongoing exploration activities or other sound business reasons may make it desirable for Viceroy to re-allocate some or all of the proceeds of this Offering.

Pending expenditure, Viceroy will invest the proceeds of the Offering in short term investment grade items, such as money market instruments or treasury bills.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement to be entered into among Viceroy and the Underwriters, the Underwriters have agreed to purchase, subject to compliance with all necessary legal requirements and with the terms and conditions of the Underwriting Agreement, on July 5, 2005 or on such other date as Viceroy and the Underwriters may mutually agree (provided such date is not more than 42 days after the date of the final receipt for this Prospectus), all of the 5,000,000 Common Shares offered hereby, at a price of $3.25 per Common Share for total consideration of $16,250,000 payable in cash against delivery of a share certificate or share certificates representing such Common Shares. The Offering price of $3.25 per Common Share was determined by negotiation between Viceroy and the Underwriters. Viceroy has agreed to pay to the Underwriters a fee equal to $0.195 per Common Share (6% of the issue price) and expenses in consideration of services rendered by the Underwriters in connection with the Offering.

Viceroy has also granted to the Underwriters the Over-Allotment Option to purchase up to an additional 750,000 Over-Allotment Shares, representing 15% of the Common Shares sold pursuant to the Offering, at a price of $3.25 per Over-Allotment Share. The Over-Allotment Option is exercisable in whole or in part at any time up to 48 hours prior to the Closing Date. If the Over-Allotment Option is fully exercised, the cumulative proceeds from the public offering, Underwriters’ fee and net proceeds to the Company will be $18,687,500, $1,121,250 and $17,566,250, respectively.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the 5,000,000 Common Shares offered hereby if any of such Common Shares are purchased under the Underwriting Agreement. Under the terms of the Underwriting Agreement, the Underwriters and their broker/dealer affiliates may be entitled to indemnification by the Company against certain liabilities, including liabilities for misrepresentation in this Prospectus and liabilities under the United States securities laws.

The Company has agreed in favour of the Underwriters that, prior to Closing and for a period of 90 days from Closing, it will not offer, issue, contract to issue common shares or offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contact to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, common shares of the Company or any securities convertible into or exercisable or exchangeable for common shares, or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of common shares or such other securities, without the prior consent of Canaccord, on behalf of the Underwriters, which consent will not be unreasonably withheld, provided that the foregoing restrictions do not apply to any issuance of common shares by the Company other than pursuant to previously outstanding rights or agreements, including options, warrants and other convertible securities and any rights which have been granted or issued, subject to necessary regulatory approval.

The Company has applied to the TSX to list the Common Shares to be distributed hereunder. Listing of the Common Shares on the TSX will be subject to the Company fulfilling all listing requirements of the TSX.

Pursuant to policies of certain securities regulators, the Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase common shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market marking activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. The Company has been advised that, in connection with the offering and subject to the foregoing, the Underwriters may over-allot or effect transactions intended to stabilize or maintain the market price of the common shares at levels above that which would otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or any state securities laws and, subject to certain exceptions, may not be offered or sold within the United States or to “U.S. Persons” (as defined in Regulation S under the 1933 Act). The Underwriter has agreed that it (or such U.S. affiliate of the Underwriter which conducts U.S. offers and sales) will not offer or sell the Common Shares within the United States except in accordance with exemptions from the registration requirements under the 1933 Act. The Underwriting Agreement provides that the Underwriter (or such U.S. affiliates) will offer and sell the Common Shares outside the United States only in accordance with Regulation S under the 1933 Act. The Underwriter has agreed that, except as permitted by the Underwriting Agreement, it (or such U.S. affiliates) will not offer to sell the Common Shares within the United States or to U.S. Persons. In addition, until 40 days after the commencement of this Offering, an offer or sale of the Common Shares within the United States by a dealer (whether or not participating in this Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from such registration requirements.

DESCRIPTION OF COMMON SHARES

The authorized share capital of Viceroy consists of an unlimited number of common shares without par value. As of the date of this Prospectus, there are 35,845,764 common shares issued and outstanding.

The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The common shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Company. The Articles of the Company provide that the rights attached to any issued shares may not be prejudiced or interfered with unless all shareholders holding shares of the class being affected consent in writing or unless a special resolution is passed by a majority of not less than 66 and 2\3 per cent of the votes cast in person or by proxy by holders of shares of that class.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Thorsteinssons LLP, special counsel to the Company, and Miller Thomson LLP, counsel to the Underwriters, the following is, as of the date of this Prospectus, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to holders of Common Shares acquired under the Offering. This summary applies to holders who, for the purposes of the Tax Act are residents in Canada or the United States and who: (i) deal at arm’s length and are not affiliated with the Company; (ii) are not “financial institutions” as defined in the Tax Act for purposes of the mark-to-market rules; (iii) are not “specified financial institutions” as defined in the Tax Act; and (iv) hold their Common Shares as capital property. Such securities will generally be ‘‘capital property’’ to a holder unless they are held in the course of carrying on a business of trading or dealing in securities or have been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who are resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Holders of Common Shares contemplating making the election permitted by subsection 39(4) of the Tax Act should consult their own independent tax advisors.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, all specific proposals (the “Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Income Tax Convention (1980) (the “Convention”), and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency. No assurance can be given that the Proposed Amendments will be enacted in their current proposed form, if at all; however, the Canadian federal income tax considerations generally applicable to holders with respect to the Common Shares will not be different in a material adverse way if the Proposed Amendments are not enacted. This summary does not take into account or anticipate any other changes to the law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Therefore, holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

The following discussion applies to a holder (a “Canadian Holder”) of Common Shares who, at all relevant times, is or is deemed to be resident in Canada for purposes of the Tax Act.

Dividends

Dividends received or deemed to be received on the Common Shares will be included in computing the Canadian Holder’s income. In the case of an individual Canadian Holder such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act). Dividends received by a corporation on the Common Shares must be included in computing its income but generally will be deductible in computing its taxable income. Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Disposition of Common Shares

A disposition or deemed disposition by a Canadian Holder of Common Shares will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Canadian Holder’s adjusted cost base of the Common Shares. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading “Capital Gains and Losses”.

Capital Gains and Losses

Upon a disposition (or a deemed disposition) of a Common Share, a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such share to the Canadian Holder. One-half of any capital gain will be included in income as a taxable capital gain and taxed at ordinary marginal rates. One-half of any capital loss may normally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance prescribed by the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns such shares.

A Canadian Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include taxable capital gains. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation. Individuals (other than certain trusts) may be subject to alternative minimum tax in respect of realized capital gains.

Holders Resident in the United States

The following summary is generally applicable to holders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Common Shares and who do not use or hold the Common Shares in carrying on a business in Canada; and (ii) are residents of the United States for purposes of the Convention (“U.S. Holders”). Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on business in Canada and elsewhere.

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Holder will, in accordance with the Convention, generally be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a U.S. Holder that is a corporation that owns beneficially at least 10% of the voting stock of the Company.

A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain arising on a disposition or deemed disposition of Common Shares unless the Common Shares constitute “taxable Canadian property” of the U.S. Holder within the meaning of the Tax Act and the U.S. Holder is not entitled otherwise to relief under the Convention. Generally, Common Shares will not constitute taxable Canadian property of a U.S. Holder provided that (i) the Common Shares are listed on a prescribed stock exchange (which includes the TSX) for the purposes of the Tax Act at the time of disposition; and (ii) at no time during the 60 month period immediately preceding the disposition of the Common Shares were 25% or more of the issued shares of any class or series of the capital stock of the Company owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length, or by the U.S. Holder together with such persons.

Under the Convention, capital gains derived by a U.S. Holder from the disposition of Common Shares which constitute taxable Canadian Property to the U.S. Holder, generally will not be taxable in Canada unless the value of the Company’s shares is derived principally from real property situated in Canada.

A disposition or deemed disposition of Common Shares by a U.S. Holder whose Common Shares are taxable Canadian property and who is not entitled to an exemption under the Convention will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the U.S. Holder at the time of the actual or deemed disposition. Generally, one-half of any capital gain realized will be required to be included in income as a taxable capital gain and taxed at ordinary marginal rates. One-half of any capital loss will be deductible, subject to certain limitations, against taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions in the Tax Act.

RISK FACTORS

The Company is engaged in exploration activities which, by their nature, are speculative due to the high risk nature of its business and the present stage of its development. An investment in the Common Shares involves significant risk, which should be carefully considered by prospective investors before purchasing the Common Shares. In addition to the information set out elsewhere or incorporated by reference in this Prospectus, investors should carefully consider the risk factors set out below. Such risk factors could materially affect the Company's future financial results and could cause events to differ materially from those described in forward-looking statements relating to the Company, each of which could cause investors to lose part or all of their investments in the Common Shares of the Company.

Exploration and Development

Resource exploration is a speculative business and involves a high degree of risk. There is no known body of commercial ore on the Argentine Properties and there is no certainty that the expenditures to be made by the Company in the exploration of the Argentine Properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by Viceroy will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in Viceroy not receiving an adequate return on invested capital.

The figures for mineral resources stated in this Prospectus are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

There is no assurance that any of the Company’s mineral properties possess commercially mineable bodies of ore.

The Company’s mineral projects, including the Gualcamayo Property, are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore and there can be no assurance that a commercially mineable ore body exists on any of the Company’s properties. There is no certainty that any expenditure made in the exploration of the Company’s mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company will be required to raise substantial additional funding.

As the Company does not have revenues, it will be dependent upon future financings to continue its plan of operation.

The Company has not generated any revenues from its business activities since its incorporation. The plan of operations involves the completion of exploration programs on its mineral properties. There is no assurance that these exploration activities will result in the establishment of commercially exploitable mineral deposits on the Company’s mineral properties. Even if commercially exploitable mineral deposits are discovered, the Company will require substantial additional financing in order to carry out the full exploration and development of its mineral properties before it is able to achieve revenues from sales of mineral resources that it is able to extract.

If the Company is not able to raise additional financing, there is no assurance that it will be able to complete its full exploration of its mineral properties.

With the decision to accelerate the exploration program as described under “Recent Exploration” and if the Offering is not completed, additional funding will be required to fund exploration programs and finance general and administrative expenses beyond the next six to eight months on the Argentine Properties. If the proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to the Company are the sale of equity capital, or the offering of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause the Company to reduce or terminate its proposed operations.

If the Company raises additional funding through equity financings, then its current shareholders will suffer dilution.

The Company will require additional financing in order to complete full exploration of its mineral properties. It anticipates that it will have to sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security. The effect of additional issuances of equity securities will result in dilution to existing shareholders.

The Company has incurred losses and there is no assurance that it will ever be profitable.

The Company has incurred losses in the past and will continue to experience losses unless and until it can derive sufficient revenues from its properties. The Company has no history of earnings or of a return on investment, and there is no assurance that any of the properties that it has or will acquire will generate earnings, operate profitably or provide a return on investment in the future.

Dependence on Key Personnel

The Company’s success is highly dependent upon the performance of key personnel working full-time in management, supervisory and administrative capacities or as consultants, namely, Patrick G. Downey, President and Chief Executive Officer, Ronald K. Netolitzky, Chairman, John P. Fairchild, Chief Financial Officer and Michele A. Jones, Corporate Secretary. The loss of the services of its senior management or key personnel could have a material and adverse effect on Viceroy and its business and results of operations.

Reliance on Independent Contractors

The Company’s success depends to a significant extent on the performance and continued service of certain independent contractors. The Company contracts the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on Viceroy and its business and results of operations and result in failure to meet its business objectives.

There is no assurance that Viceroy’s title to its mineral properties will not be challenged

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to and the area of mineral properties may be disputed. While the Company has diligently investigated title to the Argentine Properties and has received a title opinion this should not be construed as a guarantee of title to any of the Argentine Properties. The Argentine Properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Viceroy has not surveyed the boundaries of all of the Argentine Properties and consequently the boundaries of the properties may be disputed. The Argentine Properties may also be subject to prior unregistered agreements of transfer or aboriginal land claims, and title may be affected by undetected defects. All of the properties are held 100% by MASA, subject to certain royalty agreements.

There is no assurance that the Company will obtain required permits and licenses

The Company’s operations will require licenses and permits from various governmental authorities. The Company believes that it will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that it will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake the proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

Political, regulatory and economic conditions in Argentina may adversely affect the Company’s operations

Even if Viceroy’s Argentine Properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition from local constituents, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits. All of the Company’s mineral properties are located in Argentina. Mineral exploration and mining activities in Argentina may be affected by varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond its control and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Argentina’s status as a developing country may make it more difficult for the Company to obtain any required exploration, development and production financing for its projects.

Viceroy’s Potential Profitability Depends Upon Factors Beyond its Control

Although the Argentine Properties have resources (as defined under NI 43-101), the potential profitability of such properties will be dependent upon many factors beyond the Company’s control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental interference, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of the property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond the Company’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide political and economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the Company’s financial performance.

Fluctuation of mineral prices may affect the Company’s financial results

Factors beyond the Company’s control may affect the marketability and price of any minerals discovered, if any. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond the Company’s control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effects of these factors cannot be accurately predicted.

Competitive Nature of the Mining Industry

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Viceroy will be competing with other mining companies, many of which have greater financial resources than it does, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Environmental, Health and Safety Regulation of Resource Industry

If the Argentine Properties are proven to host economic reserves of metals, mining operations will be subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations will be subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on the Company’s activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages, which it may not insure against.

The Company’s shares may experience price volatility.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies, including the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company’s share price, financial condition and results of operations are all also likely to be significantly affected by short-term changes in gold. There can be no assurance that continual fluctuations in metal prices will not occur. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value.

The Company may encounter difficulties in conducting its business through foreign subsidiaries.

Viceroy is a holding company that conducts its business through foreign subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between Viceroy and its subsidiaries, or among its subsidiaries, could restrict the Company’s ability to fund operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and share price.

The Company has not declared dividends and expects to retain any earnings.

No dividends on the Company’s common shares have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Future sales of common shares by its present shareholders and dilution of Common Shares.

The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the Common Shares and the Company’s ability to raise capital through future sales of common shares. The Company has previously completed private placements at prices per share which are lower than the current market price of the common shares. Accordingly, a significant number of shareholders of the Company have an investment profit in the common shares that they may seek to liquidate. Substantially all of the common shares not held by affiliates of the Company can be resold without material restriction whether in the United States and/or in Canada. In addition, as a result of the Common Shares in the market, the voting power of the Company’s existing shareholders will be diluted.

Viceroy’s operating results and financial condition may be adversely impacted by currency fluctuations

The Company’s functional currency is the Canadian dollar. If the Company locates minerals on its properties, the market for sale of such minerals will be in foreign countries and may be subject to foreign currency fluctuations. Such fluctuations may materially affect the Company’s financial position and results.

Viceroy is not always able or may choose not to obtain insurance for many of the risks that it faces

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Company’s securities.

The Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Company will periodically evaluate the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance and if it become subject to environmental liabilities, the payment of such liabilities would reduce or eliminate the Company’s available funds or could exceed the funds it has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Viceroy are PricewaterhouseCoopers LLP, Chartered Accountants, at Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7. The registrar and transfer agent for the common shares of Viceroy in Canada is Computershare Trust Company of Canada at its principal offices in Vancouver and Toronto.

LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by DuMoulin Black LLP on behalf of Viceroy and by Miller Thomson LLP on behalf of the Underwriters and certain Canadian tax matters will be passed upon by Thorsteinssons LLP. As at the date hereof, the partners and associates as a group of each of DuMoulin Black LLP, Miller Thomson LLP and Thorsteinssons LLP, beneficially own, directly or indirectly, less than one percent of the outstanding common shares. W. David Black, a director of the Company, is an associate counsel with the firm of DuMoulin Black LLP, counsel to the Company.

EXPERTS

Information of an economic (including economic analysis), scientific or technical nature in respect of the Company’s mineral projects and properties is contained in this Prospectus based upon the following:

1.
Technical Report entitled "Preliminary Assessment and Economic Evaluation of Quebrada Del Diablo Deposit, Gualcamayo Project" dated January, 2005 was prepared by Mark J. Pearson, P.Eng., an employee of AMEC Americas Ltd., a member of the Association of Professional Engineers and Geoscientists of British Columbia, a member of the Association of Professional Engineers and an independent consulting mining engineer; W.B. (Rusty) Craft, MAusIMM, formerly an employee of AMEC E&C Services Inc. and an independent consulting metallurgical engineer; and Ronald G. Simpson, P.Geo, a principle of GeoSim Services Ltd., a member of the Association of Professional Engineers and Geoscientists of British Columbia and an independent consulting geologist, each of whom is a "qualified person" for the purposes of NI 43-101; and

2.
Technical Report entitled “Update on Resources: Gualcamayo Gold Project”, dated December 8, 2004 was prepared by Ronald G. Simpson, P.Geo, a principle of GeoSim Services Ltd., a member of the Association of Professional Engineers and Geoscientists of British Columbia and an independent consulting geologist and a "qualified person" for the purposes of NI 43-101.

The audited financial statements incorporated by reference into this Prospectus have been included in reliance upon the report of PricewaterhouseCoopers LLP, Chartered Accountants, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

The above noted experts, excluding PricewaterhouseCoopers LLP, Chartered Accountants, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding common shares. PricewaterhouseCoopers LLP has advised the Company that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of the securities acts administered by the United States Securities and Exchange Commission and the Independence Standards Board.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Quebec provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Quebec securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. Purchasers should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

                    We have read the short form prospectus of Viceroy Exploration Ltd. (the “Company”) dated z, 2005 relating to the distribution of 5,000,000 common shares of the Company and up to a further 750,000 over allotment shares. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

                    We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2004, 2003 and June 30, 2003 and the consolidated statements of operations and deficit and cash flows for the twelve-month period ended December 31, 2004, the six-month period ended December 31, 2003 and the three-month period ended June 30, 2003. Our report is dated March 4, 2005.

Vancouver, British Columbia
•, 2005	Chartered Accountants

CERTIFICATE OF VICEROY EXPLORATION LTD.

Dated: June 21, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Quebec and the respective rules and regulations thereunder. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) PATRICK G. DOWNEY	(Signed) JOHN P. FAIRCHILD
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) RONALD K. NETOLITZKY	(Signed) W. DAVID BLACK
Director	Director

CERTIFICATE OF THE UNDERWRITERS

Dated: June 21, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Quebec and the respective rules and regulations thereunder. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CANACCORD CAPITAL CORPORATION

(Signed)	JAMES M. BROWN
Managing Director

ORION SECURITIES INC.

(Signed)	DOUGLAS BELL
Managing Director, Mining

NATIONAL BANK FINANCIAL INC.		PARADIGM CAPITAL INC.

(Signed)	GAVIN McOUAT	(Signed)	JOHN WARWICK
	Managing Director		Partner